UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants - Paragraph 11 - Instruction CVM n.º 358/2002

In May 2006 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of particpation
		Same type of Shares	Total
Common Shares	308,057,220	62.8798	31.4391
Non-Voting Shares	20,660,048	4.2168	2.1084
Closing Balance
Type of Securities/Derivatives	Quantity	% of particpation
		Same type of Shares	Total
Common Shares	308,057,220	62.8798	31.4400
Non-Voting Shares	20,660,048	4.2171	2.1085

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In May 2006 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4,680,482	0.9553	0.4776
Non-Voting Shares	4,823,380	0.9844	0.4922
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M	buy	9/mai	340	78.55	R$ 26,707.00
Common Shares		Total		340		R$ 26,707.00
Common Shares		sell	29/mai	2,000	73.60	R$ 147,200.00
Common Shares		sell	29/mai	3,000	73.70	R$ 221,100.00
Common Shares		sell	29/mai	2,400	73.90	R$ 177,360.00
Common Shares		Total		7,400		R$ 545,660.00
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4,673,422	0.9539	0.4769
Non-Voting Shares	4,823,380	0.9845	0.4922

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4	0.0443	0.0443
Non-Voting Shares	0	0.0000	0.0000
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	4	0.0443	0.0443
Non-Voting Shares	0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In May 2006 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	239,808	0.0489	0.0244
Non-Voting Shares	626,059	0.1277	0.0638
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M	buy	22/mai	500	74.00	R$ 37,000.00
Non-Voting Shares		buy	22/mai	1,600	74.50	R$ 119,200.00
Non-Voting Shares		buy	25/mai	100	72.80	R$ 7,280.00
Non-Voting Shares		buy	25/mai	300	72.90	R$ 21,870.00
Non-Voting Shares		buy	25/mai	900	73.50	R$ 66,150.00
Non-Voting Shares		buy	25/mai	10,000	73.00	R$ 730,000.00
Non-Voting Shares		buy	31/mai	1,100	71.00	R$ 78,100.00
Non-Voting Shares		Total		14,500		R$ 1,059,600.00
Non-Voting Shares		sell	8/mai	300	82.25	R$ 24,675.00
Non-Voting Shares		Total		300		R$ 24,675.00
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	239,808	0.0489	0.0244
Non-Voting Shares	639,015	0.1304	0.0652

Note:
Director that was fired from Banco Bradesco S.A. Ademar Monteiro de Moraes

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In May 2006 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	(X) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	2,752	0.0005	0.0002
Non-Voting Shares	31,994	0.0065	0.0032
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Spinelli S.A. C.V.M.C	buy	8/mai	4,000	82.59	R$ 330,360.00
Non-Voting Shares		Total		4,000		R$ 330,360.00
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	2,752	0.0005	0.0002
Non-Voting Shares	35,994	0.0073	0.0036

Note:
New member who belong to the Audit Committee Nelson Lopes de Oliveira

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In May 2006 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(X) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	12	0.0000	0.0000
Non-Voting Shares	1,536	0.0003	0.0001
Closing Balance
		% of participation
Type of Securities/Derivatives	Quantity	Same type of Shares	Total
Common Shares	12	0.0000	0.0000
Non-Voting Shares	1,536	0.0003	0.0001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.